03003821

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Altran Technologies SA

*CURRENT ADDRESS 58, bd Gouvion saint-Cyr
75017 Paris - France

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 5164 FISCAL YEAR

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DATE : 2/12/03

File n° 82-5164

03 FEB 10 AM 7:21

FINANCIAL RELEASE
EXHIBIT 1



ALTRAN TECHNOLOGIES

EUROPEAN LEADER IN INNOVATION CONSULTING

2002 First half results
A key strategic step for Altran

The Board of Directors of Altran Technologies reviewed the 4th October 2002 the consolidated financial statements for the first semester of 2002.

On the first half of 2002 Altran Technologies realised a turnover of €721.5m. Total growth on the first half was 25.0% and organic growth was 7.7%.

Operating result after profit sharing is €95.1m generating an operating margin of 13.2%.

Two key events for Altran have highlighted this semester :

- With the acquisition of Arthur D.Little, Altran now has a sound and credible access to the market of the three largest economies of the world (USA, Japan and Germany)
- Despite a difficult economic environment Altran maintained a good margin, confirming the resiliance and sustainability of its model.

Each major country still has a double-digit operational margin including France.

The financial situation of Altran is under control. Regarding cash outflows related to acquisitions, 2002 will be a peak with €202.4m (of which €150.3m have already been paid in the first semester of 2002). Altran estimates that these cash outflows should noticeably decrease in the coming years : €125m to be paid in 2003 (e) and €40m in 2004 (e).

The gearing of Altran is also under control. Furthermore Altran is now focussing on generating positive cash flows after acquisitions by the end of 2003.
New acquisitions will only be made if they are compatible with this priority.

2002 Outlook :

Given the economic environment deterioration :

- The main part of our revenue growth in H2 will come from acquisitions already made
- We are not anticipating any substantial rebound of our profitability in H2.

Summary profit & loss account (in € m)

	H1 2001	H1 2002	% Change
Revenues	**577.0**	**721.5**	**+ 25.0 %**
Personnel expenses	362.8	466.7	+ 28.6 %
as % of revenues	62.8 %	64.7 %	
Operating result after profit sharing	**97.9**	**95.1**	**(2.9 %)**
Operating margin	16.9 %	13.2 %	
Net income before goodwill amortization and exceptionals	**59.2**	**54.0**	**(8.8 %)**
Goodwill amortization	6.1	9.1	+ 49.1 %
EPS before goodwill amortization and exceptionals	0.66	0.59	(10.6 %)
# of shares for EPS calculation	90 045 846	91 716 381	

Audited figures under review

Summary balance sheet (in € m)
restated for sale of receivables

	31-dec-2001	H1 2001	H1 2002
Goodwill	454.6	320.6	504.5
Other fixed assets	78.6	67.3	170.8
WCR	253.8	217.4	291.8
Total capital employed	**787.0**	**605.3**	**967.1**
Equity	380.5	302.7	404.2
Provisions	16.5	15.6	43.4
Net Debt	271.2	275.8	426.9 (a)
Future payments on acquisitions	118.8	11.2	92.6
Total financing and provisions	**787.0**	**605.3**	**967.1**

(a) including €448m Convertible Bond (expiration date : 1st january 2005).

ALTRAN TECHNOLOGIES

Communiqué

A la suite de l'article paru le 10 octobre 2002 dans le journal Le Monde daté du 11 octobre 2002, et des divers réactions et commentaires qu'il a suscités, la direction du groupe Altran a décidé de réagir immédiatement.

Dans un premier communiqué du 10 octobre 2002, la société Altran a répondu à la présentation erronée par le Monde des informations relatives au taux d'activité des consultants du groupe, tout en donnant les précisions nécessaires quant à ses relations commerciales avec la société Ilyad Value.

Pour le reste, la direction d'Altran a décidé de diligenter au travers des sociétés du groupe un contrôle ayant pour objet de vérifier de manière exhaustive si les diverses interrogations exprimées par ailleurs avaient un quelconque fondement.

Ce travail sera achevé dans les meilleurs délais.

Toutes les conséquences seront tirées des conclusions de ce contrôle et les éventuels dysfonctionnements seront corrigés.

Le groupe Altran a la conviction que les allégations dont il fait l'objet ne constituent qu'un nouvel épisode de la tentative de déstabilisation dont il est la victime depuis avril 2002.

- Toutes les mesures seront prises pour connaître l'origine de cette campagne de désinformation et ses objectifs réels ; de même que ses éventuels relais au sein du groupe.

Altran compte sur la confiance et le talent de ses 18000 salariés pour faire face à cette épreuve.

11 octobre 2002

Paris, 23rd October 2002

Information concerning the Audit in progress

Altran announced that an audit focussed on client receivables has been launched on the 15th of October and is a complement to the limited review made by our auditors at the end of june 2002.

Auditors Ernst & Young and Concorde Européenne d'Audit France conduct this audit.

The planning is:

On site reviews for the whole group	Weeks 42, 43, 44 (15Th October – 8th November)
Analysis of on site data by auditors	Weeks 44, 45 (28th October- 8th November)
Conclusion delivery to Altran Technologies	End of week 45 (8th November at the latest)
Altran's communication on audit results	**week 46** (11th –15th November)

Altran is confident in the outcome of the auditor's report

ALTRAN TECHNOLOGIES

Publication date of Audit results and Q3 turnover

On the 15th of November after market close, as previously announced Altran will issue a communiqué on the audit results.

This will be followed by a conference call to discuss audit results.

The audit was commissioned on the 15th of October and has been carried out by Ernst & Young and Concorde Européenne d'Audit France.

3rd quarter turnover initially planned to be released on the 12th of November will also be disclosed on the 15th of November after the market close.

Conference call details will be given later.

8th November 2002

Results of audit and revenues for first nine months of 2002

The Board of Directors was informed of the results of the audit made by Ernst & Young Audit and Concorde Européenne Audit France and decided on the October 11 this year.

The audit covered a group of companies accounting for 93% of Altran's results, and took into account events occurring until November 8, 2002.

The conclusions of the audit carried out are as follows:

1- The results give a true and fair view of the accounts established at December 31, 2001.

2- The auditors reviewed the half-year 2002 accounts of the various subsidiaries and their consolidation. A statement was released on the subject of these accounts on October 8, 2002. Following the audit, it was decided that additional adjustments were appropriate to take into account the prudence principle in a difficult economic climate. The net adjustments amount to €35.9 million before tax and break down as follows:

   a. Adjustments relating to 2001 events for an amount of €5 million before tax represents 2.1% of 2001 operating income of €234 million;

   b. In application of the prudence principle, revenues entered by some subsidiaries for contracts in process were neutralized in the amount of €23.1 million and will not be entered until the final completion of the contracts. 78.5% of these adjustments are concentrated on three companies outside France;

   c. Additional provisions on assets in the amount of €11 million were made to take into account the risk of disputes and insolvency;

   d. Additional provisions were made on the Ilyad Value contracts in the amount of €2.5 million excluding value-added tax (VAT). Given the payments already received (€1.8 million including VAT, or €1.5 million excluding VAT) and provisions made at June 30, 2002 (€1 million excluding VAT), all of the outstanding payments are fully provisioned.

e. In addition, a foreign exchange adjustment was restated with a positive impact of €5.7 million.

All adjustments have been entered into the 2002 half-year accounts. The after-tax impact is €21 million. The final accounts approved by the Board of Directors and the auditors are therefore as follows:

in €m	30-juin-01	30-juin-02
Net sales	577,0	696,1
Other revenues	15,9	7,2
Total revenues	592,9	703,3
Depreciation, amortization & provisions	6,6	26,9
Operating income after profit sharing	97,9	53,3
Operating margin (as a % of net sales)	17,0%	7,7%
Net income before exceptional items and amortization of goodwill	59,2	33,0
Net income	52,6	23,1
EPS before exceptional items & amortization of goodwill (*in €*)	0,66	0,36
EPS (in €)	0,58	0,25
Number of shares	90 045 846	91 716 381

in €m	30-juin-01	30-juin-02
Intangible assets (*)	335,7	573,9
Other assets	52,2	99,6
Current assets	503,3	648,3
Cahs and marketable securities	238,7	166,2
Deferred charges	10,3	13,0
Total Assets	1140,2	1501,0
Shareholder's equity	302,5	377,2
Minority interests	0,2	0,3
Provisions	15,6	49,1
Financial Debt	514,6	593,1
Debt relating to fixed assets	11,2	92,6
Current liabilities	292,5	367,1
Deferred Income	3,6	21,6
Total liabilities	1140,2	1501,0
* including goodwill	320,6	503,5

None of the elements noted during this audit have any consequences for the health of the company's balance sheet.

The adjustments made at June 30, 2002 have no impact on the amount of the company's debt.

The Board of Directors noted that some of the difficulties encountered were associated, during a difficult business period, with incentive plans in place. The Board considers that there is no need to call into question the existing decentralized organizational structure, which is highly motivating and has enabled revenues to be multiplied by 10 in 7 years. However, it considers that the management and control methods must be strengthened to fit the company's current size and situation.

As a consequence, the Board of Directors made the following decisions:

a. Given the difficulties and uncertainties encountered during the execution of the Ilyad Value contracts, the Board gave Mr. Michel Friedlander the responsibility of taking all necessary measures to terminate these contracts and report back to the Board;

b. Corporate governance will be strengthened: the Board will ask the next Shareholders General Meeting to approve the appointment of independent administrators and the creation of an audit Committee;

c. Mr. Eric Albrand who will join the company on December 16, 2002 as a " Directeur Général" in charge of finance;

d. Mr. Alain Rougagnou will be appointed company secretary;

e. The company's financial control procedures will be strengthened, in particular by setting up an autonomous internal audit department.

Revenues for the first nine months of 2002

For the first nine months of the year, Altran Technologies generated revenues of €1029.8 million, up 16.5% year on year. On a like-for-like basis, business is stable.

The company's overall growth was principally driven by activities outside France. Revenues outside France reached €530.2 million over the nine-month period representing 51.4% of total group revenues.

Overall growth outside France was 38.3% and organic growth was 2.8%.

In France, where the company generates 48.6% of its revenues, the situation remains stable in a difficult environment. Revenues was €499.6 million, and organic growth has been negative of 2.1% in the first nine months of 2002.

Outlook

Given current economic conditions, which continue to be difficult, and the reduced visibility, the company considers that its 2002 growth will be driven by the acquisitions already carried out. Any additional deterioration of its business environment by the end of the year is not expected to occur.

November 15, 2002

Complementary information

In order to answer various questions from our shareholders and especially individuals shareholders we decided to regroup in a single presentation informations given in previous presentations and conference calls. This presentation is highlithing elements given on :

- the 18th September 2002	:	strategic presentation
- the 9th October 2002	:	1st half 2002 results presentation
- the 15h November 2002	:	Audit results and Q3 sales presentation

Additional information on utilization rate evolution during the first three quarters of 2002 and cash flow generation of companies under earn-out are also enclosed.

The presentation is available on our website altran.net.

2002 full year sales will be publish between the 10th and the 14th of February 2003.

27th December 2002

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 2



ALTRAN TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

Résultats du 1er semestre 2002
Un développement stratégique décisif pour Altran

Le Conseil d'administration d'Altran Technologies a arrêté le 4 octobre 2002 les comptes consolidés du 1er semestre 2002.

Au premier semestre Altran Technologies a réalisé un chiffre d'affaires de 721,5 M€ en croissance de 25,0 % sur la période, dont 7,7 % de croissance organique.

Le résultat d'exploitation après participation des salariés s'est établi à 95,1 M€ soit une marge de 13,2 %.

Ce premier semestre 2002 a une importance double pour Altran :
- l'acquisition des activités d'Arthur D. Little ouvre à Altran le marché des trois premières puissances économiques mondiales (USA, Japon, Allemagne)
- malgré un climat économique difficile Altran a réussi à préserver un niveau de marge élevé, confirmant la pertinence de son modèle économique.

Il est à remarquer que dans tous les pays où le groupe dispose d'implantations significatives les taux de marge d'exploitation restent à deux chiffres.

La situation financière d'Altran est sous contrôle. En ce qui concerne les décaissements liés aux acquisitions, il est important de souligner que 2002 constitue un pic avec 202,4 M€ (dont 150,3 M€ déjà payés au 1er semestre 2002). Ces décaissements diminueront de façon importante dans les années à venir : 125 M€ estimés en 2003 et 40 M€ estimés en 2004.

L'endettement d'Altran est maîtrisé. D'autant plus que tous les efforts sont faits afin de générer une trésorerie positive après investissements d'ici à fin 2003.
De nouvelles acquisitions ne seront réalisées que si elles ne remettent pas en cause l'atteinte de cet objectif.

Perspectives 2002 :

Etant donné la détérioration actuelle des conditions économiques :
- la majeure partie de la croissance d'Altran sur le 2ème semestre proviendra des acquisitions déjà réalisées
- Altran ne s'attend pas à une amélioration significative de ses marges sur le second semestre.

Compte de résultat synthétique (en M€)

	S1 2001	S1 2002	Variation en %
Chiffre d'affaires	**577,0**	**721,5**	**+ 25,0 %**
Charges de personnel	362,8	466,7	+ 28,6 %
en % du Chiffre d'affaires	62,8 %	64,7 %	
Résultat d'exploitation (après participation des salariés)	**97,9**	**95,1**	**(2,9 %)**
Marge d'exploitation	16,9 %	13,2 %	
Résultat net avant amortissement des survaleurs et exceptionnel	**59,2**	**54,0**	**(8,8 %)**
Amortissement des survaleurs	6,1	9,1	+ 49,1 %
BNA avant amortissement des survaleurs et exceptionnel	0,66	0,59	(10,6 %)
Nombre d'actions	90 045 846	91 716 381	

Audit en cours

Bilan synthétique (en M€)
retraité des cessions de créances

	31 décembre 2001	30 juin 2001	30 juin 2002
Survaleur	454,6	320,6	504,5
Autres Immobilisations	78,6	67,3	170,8
Besoin en fonds de roulement	253,8	217,4	291,8
Capitaux employés	**787,0**	**605,3**	**967,1**
Capitaux propres	380,5	302,7	404,2
Provisions	16,5	15,6	43,4
Dette nette	271,2	275,8	426,9 (a)
Dette sur immobilisations	118,8	11,2	92,6
Total des ressources	**787,0**	**605,3**	**967,1**

(a) dont 448 M€ d'OCEANE échéance janvier 2005.

ALTRAN TECHNOLOGIES

LEADER EUROPEEN DU CONSEIL EN INNOVATION

RÉSULTATS DE L'AUDIT ET CHIFFRE D'AFFAIRES AU 30 SEPTEMBRE 2002

Le conseil d'administration a pris connaissance des résultats de la mission décidée le 11 octobre 2002 et effectuée par Ernst & Young Audit et Concorde Européenne Audit France. Ces travaux ont porté sur un ensemble de sociétés représentant 93 % des résultats du groupe et couvrent les événements survenus jusqu'au 8 novembre 2002.

Les conclusions de ces travaux sont les suivantes :

1- Les résultats confirment la sincérité et l'image fidèle des comptes établis au 31 décembre 2001.

2- Les auditeurs ont revu les comptes au 30 juin 2002 arrêtés par les différentes filiales ainsi que leur consolidation, comptes qui avaient fait l'objet d'une communication en date du 8 octobre 2002. Des ajustements complémentaires ont été jugés appropriés afin de tenir compte du principe de prudence dans un climat économique plus difficile. Ces ajustements nets s'élèvent à 35,9 M€ avant impôts et se décomposent de la façon suivante :

   a. Des ajustements de 5 M€ avant impôts relatifs à des événements antérieurs au 31 décembre 2001, représentant 2,1 % du résultat d'exploitation 2001 de 234 M€.
   b. Par souci de prudence, des produits constatés par certaines filiales sur des marchés en cours ont été neutralisés pour 23,1 M€ et ne seront constatés que lors de la réalisation définitive des marchés concernés. 78,5 % de ces ajustements concernent 3 sociétés hors France ;
   c. Des provisions supplémentaires sur actifs ont été constituées à hauteur de 11 M€ pour prendre en considération des risques de litiges ou d'insolvabilité ;
   d. Des provisions complémentaires ont été passées sur les contrats avec la société Ilyad Value à hauteur de 2,5 M€ HT. Compte tenu des règlements déjà reçus (1,8 M€ TTC soit 1,5 M€ HT) et des provisions déjà constituées au 30 juin 2002 (1 M€ HT), l'intégralité des créances non réglées à ce jour se trouve ainsi provisionnée.
   e. Par ailleurs un écart de change a été retraité avec un impact positif de 5,7 M€.

3- L'ensemble de ces ajustements est comptabilisé au 30 juin 2002. L'impact de ces ajustements après impôts est de 21 M€. Les comptes définitifs, arrêtés par le conseil d'administration du 14 novembre 2002 et attestés par les commissaires aux comptes, sont donc les suivants :

en M€	30-juin-01	30-juin-02
Chiffre d'affaires	577,0	696,1
Autres produits	15,9	7,2
Total revenus	592,9	703,3
Dotations aux provisions et amortissements	6,6	26,9
Résultat d'exploitation après participation	97,9	53,3
Marge d'exploitation (en % du chiffre d'affaires)	17,0 %	7,7 %
Résultat net avant amortissement des survaleurs et exceptionnel	59,2	33,0
Résultat net	52,6	23,1
BNPA avant exceptionnel et amortissement des survaleurs	0,66	0,36
BNPA	0,58	0,25
Nombre d'actions	90 045 846	91 716 381

en M€	30-juin-01	30-juin-02
Actif incorporels (*)	335,7	573,9
Autres immobilisations	52,2	99,6
Actif circulant	503,3	648,3
Disponibilités	238,7	166,2
Charges constatées d'avance	10,3	13,0
Total actif	1 140,2	1 501,0
Fonds propres	302,5	377,2
Intérêts minoritaires	0,2	0,3
Provisions	15,6	49,1
Dettes financières	514,6	593,1
Dettes sur imobilisations	11,2	92,6
Passif circulant	292,5	367,1
Produits constatés d'avance	3,6	21,6
Total passif	1 140,2	1 501,0
*dont écarts d'acquisition	320,6	503,5

Aucun des éléments constatés lors de ces travaux ne remet en cause les équilibres bilantiels de l'entreprise.

Les ajustements réalisés au 30 juin 2002 n'ont aucun impact sur le montant de la dette du groupe.

Par ailleurs le conseil d'administration constate qu'une partie des difficultés rencontrées est liée, dans une période d'activité plus difficile, aux systèmes d'intéressement et de motivation mis en place. Il considère qu'il n'y a pas lieu de remettre en cause l'organisation décentralisée et très incitative existante, qui a permis la multiplication par 10 du chiffre d'affaires en 7 ans. Il considère cependant que les outils d'encadrement et de contrôle doivent être renforcés pour être adaptés à la taille et la situation actuelle du groupe.

Dans ce cadre le conseil d'administration a pris les décisions suivantes :

   a. Compte tenu des difficultés et des incertitudes rencontrées dans l'exécution des contrats avec la société Ilyad Value, le conseil a chargé M. Michel Friedlander de prendre toutes les dispositions pour mettre fin à ces contrats et de lui en rendre compte ;
   b. Renforcement du gouvernement de l'entreprise : le Conseil proposera à la prochaine assemblée générale la nomination d'administrateurs indépendants et la création d'un comité d'audit ;
   c. Création d'une direction générale en charge des finances qui sera confiée à M. Eric Albrand qui rejoindra le groupe le 16 décembre 2002 ;
   d. Nomination de M. Alain Rougagnou au poste de secrétaire général ;
   e. Renforcement du contrôle financier du groupe, notamment par la mise en place d'un service d'audit interne autonome.

Chiffre d'affaires au 30 septembre

Sur les 9 premiers mois de l'année Altran Technologies a réalisé un chiffre d'affaires de 1 029,8 M€ en croissance globale de 16,5 % sur la période. A périmètre constant l'activité est stable.

La croissance globale du groupe est largement tirée par les activités hors de France. Sur les 9 premiers mois de l'année le chiffre d'affaires réalisé hors de France a atteint 530,2 M€, soit 51,4 % du chiffre d'affaires du groupe.

La croissance totale hors de France est de 38,3 % sur les 9 premiers mois de l'année, à périmètre constant elle s'établit à 2,8 %.

En France le groupe a réalisé 499,6 M€ de chiffre d'affaires soit 48,6 % du chiffre d'affaires total du groupe sur les 9 premiers mois de l'année. Malgré un environnement difficile l'activité est stable, à périmètre constant le recul de l'activité est limité à 2,1 % sur les 9 premiers mois de l'année.

Perspectives

Compte tenu d'un climat économique toujours difficile et d'une visibilité réduite le groupe considère qu'en 2002 la croissance sera assurée par les acquisitions déjà réalisées. Une dégradation supplémentaire de l'environnement d'ici la fin de l'année ne semble pas devoir être envisagée.

A propos d'Altran

Altran, leader européen du conseil en technologie et en innovation, a réalisé plus de 1,27 milliard d'euros de chiffre d'affaires en 2001. Créée en 1982, Altran est cotée sur le premier marché d'Euronext Paris. Altran a fait croître son bénéfice net par action de 32,8 % en moyenne par an depuis son introduction en bourse en 1987.

Contact Communication Financière : comfi@altran.net

Ce communiqué de presse contient des éléments de prévision, dont la réalisation est sujette à certains risques et incertitudes. Une évolution différente des conditions économiques générales pourrait avoir pour conséquence une différence notable dans la réalisation de ces éléments de prévision. Les éléments de projections mentionnés dans ce communiqué sont basés sur les opinions et les hypothèses courantes du management fondées sur l'information et les projets présents en portefeuille à ce jour.

File n° 82-5164

FINANCIAL RELEASE
EXHIBIT 3

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SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

ACCOR SERVICES FRANCE

(Capital détenu directement à 98,29 % par Accor S.A.)

Société anonyme au capital de 381 440 000 €.
Siège social : 62, avenue de Saxe, 75015 Paris.
393 365 135 R.C.S. Paris.
Exercice social : du 1er janvier 2001 au 31 décembre 2001.

Le bilan et les comptes approuvés par l'assemblée générale ordinaire du 24 juin 2002, ont été publiés dans le journal d'annonces légales les « Affiches Versaillaises » du 20 août 2002.

27554

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion-Saint-Cyr, 75017, Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

Chiffre d'affaires.
(En euros.)

	2002	2001
1°) Groupe consolidé :		
Premier trimestre	352 000	269 000
Deuxième trimestre	369 500	307 900
Total	721 500	576 900
2°) Société-mère :		
Premier trimestre	53 120	52 935
Deuxième trimestre	66 060	58 298
Total	119 180	111 233

Altran annonce une croissance de 25 % de son chiffre d'affaires au premier semestre 2002.

Cette croissance a été largement portée par les opérations hors de France, notamment en Allemagne, Suisse, Italie et Espagne.

L'intégration des activités internationales d'AD Little se déroule de manière rapide et efficace.

Altran confirme son profit de croissance durable nourrie par son modèle de développement, et selon l'évolution de l'environnement macro-économique, envisage une croissance de 25 % à 30 % de son chiffre d'affaires consolidé en année pleine 2002.

Altran annonce un nouveau plan de communication financière.

27619

AVENIR TELECOM

Société anonyme au capital de 18 421 800 €.
Siège social : Les Rizeries, 208 boulevard de Plombières, 13581 Marseille Cedex 20.
351 980 925 R.C.S. Marseille.
Exercice social : du 1er juillet au 30 juin.

Chiffre d'affaires annuel.

	Groupe consolidé			Société-mère		
	2001-2002	2000-2001	Evolution	2001-2002		Evolution
	En M€	En M€	En %	En M€	En M€	En %
Premier trimestre	159,3	206,6	– 23 %	108,6	172,9	– 37 %
Deuxième trimestre	183,9	346,3	– 47 %	131,6	270,8	– 51 %
Troisième trimestre	153,0	227,6	– 33 %	100,3	146,2	– 31 %
Quatrième trimestre	138,1	220,8	– 37 %	101,3	150,2	– 33 %
Total annuel (*)	634,3	1 001,3	– 36 %	441,8	740,1	– 40 %
Total annuel retraité (*)	634,3	984,0	– 36 %			
Dont part à l'international	294,8	458,8	– 36 %			

(*) A partir de l'exercice 2001-2002, les factures aux opérateurs et constructeurs concernant leur participation aux frais de promotion des ventes, sont comptabilisés en déduction des charges correspondantes. Le chiffre d'affaires de l'exercice précédent a été retraité pour fournir des données comparables.

27576

BAUSPARKASSE SCHWABISCH HALL AG

Siège social : Craclsheimer Straße 52, D-74520 Schwabisch Hall.
Documents comptables annuels.

Bilan au 31 décembre 2001.

Actif	31/12/01			31/12/00	
	EUR	EUR	EUR	En 1 000 EUR	
1. Liquidités disponibles :					
a) Caisse		193 990		168	
b) Avoirs auprès des banques centrales		555 142	749 132	6	174
Y compris auprès de la Deutsche Bundesbank	555 142				

91e année. — N° 147 ISSN 0242-6781 - CPPAP 0103 B 05079 Lundi 2 Décembre 2002

BALO
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ÉMISSIONS ET COTATIONS

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ACTIONS ET PARTS

BONS, OBLIGATIONS ET AUTRES TITRES

CONVOCATIONS

ASSEMBLÉES D'ACTIONNAIRES ET DE PORTEURS DE PARTS

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
France et outre-mer : 186,50 € (86,30 € + 100,20 € de frais de port) - **Etranger :** 275,30 € (86,30 € + 189,00 € de frais de port)
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(COMPTES ANNUELS, SITUATIONS TRIMESTRIELLES, TABLEAUX D'ACTIVITÉ ET DE RÉSULTATS, CHIFFRES D'AFFAIRES, INVENTAIRES DE PORTEFEUILLE)

SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE : 742 C.

Chiffre d'affaires.
(En euros.)

	2002	2001
Groupe consolidé :		
Premier trimestre	352 000	269 000
Deuxième trimestre	344 100	307 900
Troisième trimestre	333 700	307 100
Total	1 029 800	884 000
Société-mère :		
Premier trimestre	53 120	52 935
Deuxième trimestre	64 038	58 298
Troisième trimestre	53 329	50 648
Total	170 487	161 881

Sur les 9 premiers mois de l'année Altran Technologies a réalisé un chiffre d'affaires de 1 029,8 M€ en croissance globale de 16,5 % sur la période. A périmètre constant l'activité est stable.

La croissance globale du groupe est largement tirée par les activités hors de France.

Sur les 9 premiers mois de l'année le chiffre d'affaires réalisé hors de France a atteint 530,2 M€, soit 51,4 % du chiffre d'affaires du groupe.

La croissance totale hors de France est de 38,3 % sur les 9 premiers mois de l'année, à périmètre constant elle s'établit à 2,8 %.

En France, le groupe a réalisé 499,6 M€ de chiffre d'affaires soit 48,6 % du chiffre d'affaires total du groupe sur les 9 premiers mois de l'année. Malgré un environnement difficile l'activité est stable, à périmètre constant le recul de l'activité est limité à 2,1 % sur les 9 premiers mois de l'année.

Compte tenu d'un climat économique toujours difficile et d'une visibilité réduite le groupe considère qu'en 2002 la croissance sera assurée par les acquisitions déjà réalisées. Une dégradation supplémentaire de l'environnement d'ici la fin de l'année ne semble pas devoir être envisagé.

33396

AUGROS COSMETIC PACKAGING

Société anonyme au capital de 2 283 933 €.
Siège social : 25, rue du Fer à Cheval, 95200 Sarcelles.
592 045 504 R.C.S. Pontoise.

Chiffre d'affaires consolidé du troisième trimestre.

(En millions d'euros)	2001	2002	Variations
Premier trimestre	14,40	11,75	– 18,4 %
Deuxième trimestre	15,91	11,92	– 25,1 %
Premier semestre	30,31	23,67	– 21,9 %
Troisième trimestre	14,95	10,52	– 29,6 %
Total des 9 mois	45,26	34,19	– 24,4 %

L'évolution des parités monétaires ($ US et Réal Brésilien contre €), majore de 1,8 % le recul sur 9 mois des ventes.

A taux de change constants, le chiffre d'affaires du 3e trimestre se serait établi à 11,3 millions d'euros et celui des 9 premiers mois, à 35 millions d'euros. Ces niveaux sont conformes aux budgets et aux anticipations du groupe.

33387

BAIL BANQUE POPULAIRE

(Capital détenu à 100 % par Natexis Banques populaires.)

Société anonyme au capital de 66 728 176 €.
Siège social : 115, rue Montmartre, 75002 Paris.
379 155 369 R.C.S. Paris. — APE : 713 G.

Situation au 30 juin 2002.
(En milliers d'euros.)

Actif	Montants
Caisse, banques centrales, C.C.P.	15
Créances sur les établissements de crédit	68 085
Créances sur la clientèle	852
Parts dans les entreprises liées	183 667
Crédit-bail et location avec option d'achat	1 134 173
Location simple	424 993
Immobilisations incorporelles	11
Immobilisations corporelles	228
Autres actifs	11 462
Comptes de régularisation	12 837
Total de l'actif	1 836 323

Passif	Montants
Dettes envers les établissements de crédit	1 485 348
Comptes créditeurs de la clientèle	4 764
Autres passifs	63 532
Comptes de régularisation	67 229
Provisions pour risques et charges	3 906
Dettes subordonnées	15 504
Capital souscrit	66 728
Primes d'émission	117 198
Réserves	6 358
Provisions réglementées et subventions d'investissement	6 294
Report à nouveau	– 538
Total du passif	1 836 323

Hors bilan	Montants
Engagements donnés :	
Engagements de financement :	
Engagements en faveur de la clientèle	77 550
Engagements de garantie :	
Engagements d'ordre de la clientèle	90 647
Engagements reçus :	
Engagements de garantie :	
Engagements reçus d'établissements de crédit	628 890

33401

BAIL BANQUE POPULAIRE

(Capital détenu à 100 % par Natexis Banques populaires.)

Société anonyme au capital de 66 728 176 €.
Siège social : 115, rue Montmartre, 75002 Paris.
379 155 369 R.C.S. Paris. — APE : 713 G.

Situation au 30 septembre 2002.
(En milliers d'euros.)

Actif	Montants
Caisse, banques centrales, C.C.P.	30
Créances sur les établissements de crédit	34 193

91e année. — N° 148 ISSN 0242-6781 - CPPAP 0103 B 05079 Mercredi 4 Décembre 2002

BALO BULLETIN DES

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SOMMAIRE

ÉMISSIONS ET COTATIONS

VALEURS FRANÇAISES

ACTIONS ET PARTS

BONS, OBLIGATIONS ET AUTRES TITRES

VALEURS ÉTRANGÈRES

ACTIONS ET PARTS

BONS D'OPTIONS SUR TITRES ET SUR INDICES

Le numéro : 0,69 €
Abonnement. - Un an *(décret n° 2001-955 du 19 octobre 2001)* :
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SOCIÉTÉS COMMERCIALES ET INDUSTRIELLES

ABN AMRO FRANCE

Société anonyme à directoire et conseil de surveillance au capital de 125 037 374 €.
Siège social : 40, rue de Courcelles, 75008 Paris.
582 085 601 R.C.S. Paris.

Situation au 30 septembre 2002.
(En milliers d'euros.)

Actif	Montant
Caisse, banques centrales, C.C.P.	—
Effets publics et valeurs assimilées	—
Créances sur les établissements de crédit	84 385
Opérations avec la clientèle	—
Obligations et autres titres à revenu fixe	—
Actions et autres titres à revenu variable	6 803
Participations et autres titres détenus à long terme	—
Parts dans les entreprises liées	416 571
Crédit-bail et location avec option d'achat	—
Location simple	—
Immobilisations incorporelles	—
Immobilisations corporelles	10 528
Capital souscrit non versé	—
Actions propres	—
Autres actifs	36 346
Comptes de régularisation	8 806
Total de l'actif	563 439

Passif	Montant
Banques centrales, C.C.P.	—
Dettes envers les établissements de crédit	30 490
Opérations avec la clientèle	—
Dettes représentées par un titre	—
Autres passifs	68 736
Comptes de régularisation	3 337
Provisions pour risques et charges	669
Dettes subordonnées	30 766
Fonds pour risques bancaires généraux (FRBG)	—
Capitaux propres (hors FRBG)	429 441
Capital souscrit	125 037
Primes d'émission	91 813
Réserves	74 181
Ecarts de réévaluation	—
Provisions réglementées et subventions d'investissement	—
Report à nouveau	138 410
Total du passif	563 439

Hors bilan	Montant
Engagements donnés :	
Engagements de financement	950 000
Engagements de garantie	68 602
Engagements sur titres	—
Engagements reçus :	
Engagements de financement	1 056 714
Engagements de garantie	—
Engagements sur titres	—

33471

ALTRAN TECHNOLOGIES

Société anonyme au capital de 45 858 201 €.
Siège social : 58, boulevard Gouvion Saint-Cyr, 75017 Paris.
702 012 956 R.C.S. Paris. — APE 74 ZC.

Comptes intermédiaires consolidés.

Le conseil d'administration d'Altran Technologies a arrêté le 14 novembre 2002 les comptes consolidés du premier semestre 2002.

Ce premier semestre 2002 est stratégique pour Altran puisqu'il est marqué par l'acquisition des activités d'Arthur D. Little qui ouvre à Altran le marché des trois premières puissances économiques mondiales.

Le chiffre d'affaires total du groupe s'est établi au premier semestre 2002 à 696,1 M€ en croissance globale de 20,6 %. La contribution au chiffre d'affaires des sociétés acquises au cours du premier semestre 2002 a été de 53,7 M€. A périmètre constant la croissance est de 5,7 %.

Le résultat net avant amortissement des survaleurs s'élève à 32,3 M€ contre 58,8 au premier semestre 2001.

Le taux de marge nette avant amortissement des survaleurs est de 4,6 % du chiffre d'affaires. Le résultat d'exploitation est de 55,1 M€ à comparer à 103,9 M€ au 30 juin 2001, soit 7,9 % (avant participation des salariés) du chiffre d'affaires du premier semestre 2002 (7,7 % après participation des salariés).

Le résultat net part du groupe ressort à 23,1 M€.

La situation financière d'Altran est sous contrôle. En ce qui concerne les délaissements liés aux acquisitions, il est important de souligner que 2002 constitue un pic avec 202,4 M€ (dont 150,3 M€ déjà payés au premier semestre 2002). Ces décaissements diminueront de façon importante dans les années à venir compte tenu de l'arrivée à échéance d'un certain nombre de contrats d'acquisition et du rythme moindre des acquisitions prévues.

L'endettement d'Altran est maîtrisé. D'autant plus que tous les efforts sont faits afin de générer une trésorerie positive après investissements d'ici à fin 2003.

De nouvelles acquisitions ne seront réalisées que si elles ne remettent pas en cause l'atteinte de cet objectif.

Le chiffre d'affaires d'Altran Technologies société-mère est de 117,2 M€ et son résultat net de 19,8 M€.

La croissance pour l'année 2002 résultera des acquisitions déjà réalisées. Malgré un environnement économique difficile et une visibilité réduite Altran considère qu'une dégradation supplémentaire de l'environnement d'ici la fin de l'année ne semble pas devoir être envisagée.

I. — Bilan consolidé au 30 juin 2002.
(En milliers d'euros.)

Actif	30/06/2002			31/12/2001
	Brut	Amort. et prov.	Net	Net
Actif immobilisé	798 635	125 103	673 532	533 233
Immobilisations incorporelles :				
Fonds commerciaux	22 448	300	22 148	12 382
Autres immobilisations incorporelles	61 978	13 701	48 277	9 346
Ecarts d'acquisition	554 286	50 797	503 489	454 638
Immobilisations corporelles :				
Terrain	230	0	230	183
Constructions	13 689	2 997	10 692	2 518
Autres immobilisations corporelles	99 159	55 438	43 721	36 790
Immobilisations financières :				
Autres participations	10 480	960	9 520	649
Autres titres immobilisés	7 822		7 822	1 320
Prêts et cautions	28 543	911	27 632	15 407
Actif circulant	835 899	21 352	814 547	904 079
Stocks et en-cours	7 642	394	7 248	4 569
Acomptes versés sur commandes	2 070		2 070	1 425

Actif	30/06/2002			31/12/2001
	Brut	Amort. et prov.	Net	Net
Clients et comptes rattachés	560 289	19 527	540 762	499 626
Autres créances	99 160	1 390	98 220	77 145
Valeurs mobilières de placement	34 265	41	34 224	210 532
Disponibilités	132 023		132 023	110 782
Comptes de régularisation	12 943		12 943	11 394
Charges constatées d'avance	9 993		9 993	6 708
Charges à répartir	2 950		2 950	4 686
Total de l'actif	1 647 477	146 455	1 501 022	1 448 706

Passif	30.06/2002	31/12/2001
Capitaux propres	377 190	380 178
Capital	45 858	45 858
Primes	9 108	9 106
Réserves consolidées	308 786	206 237
Ecarts de conversion	– 9 693	– 1 860
Résultat de l'exercice	23 131	120 837
Intérêts des minoritaires	333	286
Dans les réserves	228	177
Dans le résultat	105	109
Avances conditionnées	215	226
Provisions pour risques et charges	48 915	16 328
Dettes	1 052 776	1 047 358
Emprunt obligataire convertible	456 280	464 195
Emprunts et dettes auprès d'établissements de crédit	110 853	109 380
Emprunts et dettes financières diverses	26 015	18 980
Fournisseurs et comptes rattachés	62 157	46 862
Dettes fiscales et sociales	271 544	281 088
Dettes sur immobilisations	92 571	118 852
Autres dettes	33 355	8 001
Comptes de régularisation :		
Produits constatés d'avance	21 593	4 330
Total du passif	1 501 022	1 448 706

II. — Compte de résultat consolidé.

(En milliers d'euros.)

	30/06/2002	30/06/2001	31/12/2001
Chiffre d'affaires	696 105	577 000	1 278 608
Autres produits d'exploitation	7 199	15 887	10 988
Produits d'exploitation	703 304	592 886	1 289 596
Achats	4 383	4 563	6 663
Services extérieurs	136 711	104 513	236 969
Impôts et taxes	11 642	9 810	22 476
Charges de personnel	467 647	362 862	771 811
Dotation aux amortissements et aux provisions	26 917	6 648	16 020
Autres charges d'exploitation	881	553	2 053
Charges d'exploitation	648 182	488 950	1 055 992
Résultat d'exploitation	55 121	103 937	233 604
Produits financiers	4 473	10 144	20 655
Charges financières	12 821	12 333	26 516
Résultat financier	– 8 348	– 2 189	– 5 861
Résultat courant	46 773	101 748	227 743
Produits exceptionnels	3 176	1 952	5 253
Charges exceptionnelles	3 842	2 337	8 003
Résultat exceptionnel	– 666	– 385	– 2 750
Participation des salariés	1 781	6 024	15 578
Impôts sur les bénéfices	12 020	36 518	75 135
Résultat (avant amortissement des écarts d'acquisition)	32 306	58 821	134 280
Amortissement des écarts d'acquisition	9 070	6 148	13 266
Part des minoritaires	105	77	177
Résultat net groupe	23 131	52 595	120 837
Résultat par action :			
Nombre d'actions	91 716 402	90 045 846	91 716 381
Résultat de base par action	0,25	0,58	1,32
Résultat dilué par action	0,29	0,58	1,31

III. — Variation des capitaux propres.

(En milliers d'euros.)

	Capital	Primes	Réserves consolidés	Résultat de l'exercice	Ecarts de conversion	Total capitaux propres
Capitaux propres au 31 décembre 2000	30 015		149 712	84 147	– 1 528	262 347
Augmentation de capital	15 843	9 106	– 15 007			9 942
Affectation du résultat 2000			84 147	– 84 147		
Dividendes versés			– 12 606			– 12 606
Résultat consolidé au 31 décembre 2001				120 837		120 837
Variation des écarts de conversion					– 332	– 332
Autres mouvements			– 9			– 9
Capitaux propres au 31 décembre 2001	45 858	9 106	206 237	120 837	– 1 860	380 178
Augmentation de capital		2				2
Affectation du résultat 2001			120 837	– 120 837		
Dividendes versés			– 18 343			– 18 343
Résultat consolidé au 30 juin 2002				23 131		23 131
Variation des écarts de conversion					– 7 833	– 7 833
Autres mouvements			55			55
Capitaux propres au 30 juin 2002	45 858	9 108	308 786	23 131	– 9 693	377 190

IV. — Tableau des flux de trésorerie.

(En milliers d'euros.)

	30/06/2002	30/06/2001	31/12/2001
Flux de trésorerie liés à l'activité :			
Résultat net des sociétés intégrées	23 237	52 672	12 014
Elimination des charges et produits sans incidence sur la trésorerie ou non liés à l'activité :			
Amortissements, provisions et autres charges	34 149	12 160	30 171

	30/06/2002	30/06/2001	31/12/2001
Variation des impôts différés	– 1 914	37	– 2 885
Plus-value de cession	30	122	205
Marge brute d'autofinancement des sociétés intégrées	55 502	64 991	148 505
Ecart de conversion sur la MBA	– 1 215	128	516
Variation des frais financiers	– 7 543	1 081	9 296
Variation de stock	– 1 270	296	– 500
Variation des créances	– 34 859	– 61 356	– 127 122
Variation des dettes	– 18 511	33 193	63 920
Charges et produits constatés d'avance	9 300	– 2 261	– 1 826
Transferts de charges à répartir	– 88	– 176	– 958
Variation du besoin en fonds de roulement	– 52 971	– 29 223	– 57 191
Flux nets de trésorerie générés par l'activité	1 316	35 897	91 830
Flux de trésorerie liés aux opérations d'investissement :			
Acquisition d'immobilisations	(*) – 55 844	– 13 218	– 37 105
Cession d'immobilisations	6 386	4 432	9 451
Incidence des variations de périmètre	– 90 114	– 79 422	– 105 186
Flux net de trésorerie lié aux opérations d'investissement	– 139 572	– 88 208	– 132 840
Flux de trésorerie liés aux opérations de financement :			
Dividendes versés aux actionnaires de la société-mère	– 18 343	– 12 606	– 12 606
Dividendes versés aux minoritaires des sociétés intégrées	0	– 17	– 14
Augmentation de capital en numéraire	23	43	10 166
Emissions d'emprunts	34 773	12 281	78 223
Remboursements d'emprunts	– 30 911	– 4 103	– 6 426
Flux net de trésorerie lié aux opérations de financement	– 14 458	– 4 403	69 343
Variation de trésorerie	– 152 714	– 56 714	28 333
Trésorerie d'ouverture	321 342	289 405	289 405
Trésorerie de clôture	166 289	238 696	321 342
Incidence des variations de cours des devises	– 2 339	6 006	3 505

(*) Dont acquisitions de la marque ADL.

V. — Annexe des comptes consolidés.

1. Principes comptables. — Les comptes consolidés sont établis en conformité avec le règlement n° 99-02 du comité de la réglementation comptable homologuée le 22 juin 1999 ainsi que les principes et méthodes comptables énoncées dans le rapport annuel 2001.

Le chiffre d'affaires est comptabilisé selon la méthode de l'avancement.

Les cessions de créances clients qui figuraient en engagements hors bilan au 31 décembre 2001 (53 millions d'euros) sont désormais reclassés en endettement dans les comptes consolidés au 30 juin 2002 (25,2 millions d'euros). Par souci de comparabilité, les comptes 2001 ont été retraités selon ce principe :

	12-2001 publié	12-2001 retraité
Clients et comptes rattachés	446 543	499 626
Emprunts et dettes établissements de crédit	56 297	109 380

Par ailleurs, la première application du règlement 2000-06 du CRC à compter du 1er janvier 2002 n'a pas entraîné d'incidence significative sur les comptes au 30 juin 2002.

2. Evénements survenus au cours du premier semestre 2002 :

2.1. Achat de la marque et des activités Arthur D. Little :

Le groupe Altran a acquis la marque Arthur D. Little au plan mondial.

Il a aussi apporté son concours financier lors du rachat par les salariés (MBO) des activités non-américaines du groupe Arthur D. Little. Au cours du premier semestre, il a exercé ses options d'achat sur les activités situées principalement en Europe. Il existe cinq sociétés hors Europe pour lesquelles les options restent à exercer et dont le poids par rapport à l'ensemble Arthur D. Little n'est pas significatif, le paiement initial correspondant à ces sociétés est déjà provisionné dans les comptes au 30 juin 2002.

2.2. Evolution du périmètre de consolidation : Les sociétés suivantes sont entrées dans le périmètre de consolidation au premier semestre 2002 et ont été consolidées selon la méthode de l'intégration globale à compter de leur date effective d'entrée dans le groupe :

— Altran Singapore à raison de 100 % des titres ;
— Global N à raison de 100 % des titres ;
— Altran Consulting Systems INC à raison de 100 % des titres ;
— S.E.A. à raison de 100 % des titres ;
— Média consultores à raison de 100 % des titres ;
— Invali, à raison de 100 % des titres ;
— C.H.S. Data Systems à raison de 100 % des titres ;
— Hilson Morain à raison de 100 % des titres ;
— Little Dacee, GMBH à raison de 99,55 % des titres ;
— ADL Germany GMBH à raison de 99,55 % des titres ;
— ADL Austria GMBH à raison de 99,55 % des titres ;
— CQ Consulting GMBH à raison de 99,55 % des titres ;
— CCL Acquisiton LTD à raison de 100 % des titres ;
— Cambridge consultants LTD à raison de 100 % des titres ;
— ADL UK LTD à raison de 100 % des titres ;
— Lilla Bomen AB à raison de 100 % des titres ;
— ADL Sweden AB à raison de 100 % des titres ;
— Whom LTD à raison de 100 % des titres ;
— ADL Schweiz AG à raison de 100 % des titres ;
— ADL Holding (Japan) à raison de 100 % des titres ;
— ADL Japan INC à raison de 100 % des titres ;
— Barnaz Holding 02 SL à raison de 98,26 % des titres ;
— C-Quential Spain SL à raison de 98,26 % des titres ;
— Little France SAS à raison de 100 % des titres ;
— Little Acquisition Korea Pte à raison de 100 % des titres ;
— C-Quential France SAS à raison de 100 % des titres ;
— Little Italy SRL à raison de 99,55 % des titres ;
— ADL Benelux (Belgium) NV à raison de 100 % des titres ;
— C-Quential Yuhan Hose à raison de 100 % des titres ;
— Iseac SA à raison de 100 % des titres ;
— Dominique Malsch à raison de 100 % des titres ;
— USM à raison de 100 % des titres.

2-3. Chiffre d'affaires : Le chiffre d'affaires total du groupe s'est établi au premier semestre 2002 à 696,1 M€ en croissance globale de 20,6 %. La contribution au chiffre d'affaires des sociétés acquises au cours du premier semestre 2002 a été de 53,7 M€. A périmètre constant la croissance est de 5,7 %.

Le chiffre d'affaires des sociétés hors France représente 50,8 % du chiffre d'affaires total.

3. Ecarts d'acquisition. — Les compléments de prix éventuels qui seraient dus au titre de l'année 2002 seront déterminés sur la base des comptes annuels arrêtés au 31 décembre 2002. Le cas échéant, les engagements correspondants seront inscrits en dettes sur immobilisations à cette date.

4. Engagements hors bilan. — Aucune autre variation significative ayant affecté les engagements depuis la dernière clôture des comptes n'est à mentionner à l'exception du reclassement décrit au § 1.

5. Evénements significatifs postérieurs au 30 juin 2002. — Aucun événement significatif n'est survenu postérieurement au 30 juin 2002.

VI. — Rapport des commissaires aux comptes.

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats consolidé présenté sous la forme de comptes intermédiaires consolidés de la société Altran Technologies, relatifs à la période du 1er janvier au 30 juin 2002, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité du conseil d'administration. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France ; ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Sur la base de notre examen limité, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause, au regard des règles et principes comptables français, la régularité et la sincérité des comptes intermédiaires consolidés et l'image fidèle qu'ils donnent du patrimoine, de la situation financière ainsi que du résultat de l'ensemble constitué par les entreprises comprises dans la consolidation.

Sans remettre en cause la conclusion exprimée ci-dessus, nous attirons votre attention sur la note 1 de l'annexe qui expose un changement de présentation des cessions de créances clients.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.

Nous n'avons pas d'observation à formuler sur leur sincérité et leur concordance avec les comptes intermédiaires consolidés.

Les commissaires aux comptes :

Concorde Européenne Audit-France : GÉRARD BIENAIMÉ ;

Ernst & Young Audit : PHILIPPE HONTARRÈDE

33538

AUGROS COSMETIC PACKAGING

Société anonyme au capital de 2 283 933 €.
Siège social : 25, rue du Fer à Cheval, 95200 Sarcelles.
592 045 504 R.C.S. Pontoise.

I. — **Tableau d'activité et de résultat consolidé du 1er semestre 2002.**
(En millions d'euros.)

	30/06/02	30/06/01
	(6 mois)	
Chiffre d'affaires net	23 573	30 200
Autres produits d'exploitation	– 258	991
Produits exploitation	23 315	31 192
Achats consommés	8 369	10 776
Autres achats et charges externes	3 952	5 093
Impôts, taxes versement assimilés	633	545
Salaires et traitements	9 062	10 084
Charges sociales		
Dotations amortissements	2 796	2 267
Dotations provisions	124	848
Charges exploitation	24 936	29 613
Résultat exploitation	– 1 621	1 579
Résultat financier	– 326	– 1504
Résultat courant	– 1 947	75
Résultat exceptionnel	– 1 862	– 213
Dotations écarts acquisition	– 68	– 68
Participation des salariés	– 59	– 141
Impôts dus sur les bénéfices	609	– 327
Impôts différés sur les bénéfices	634	514
Total des produits		
Total des charges		
Résultat des sociétés intégrés	– 2 693	– 161
Résultat groupe	– 2 693	– 161
Résultat hors groupe	0	0
Résultat dilué par action (en l')	– 1,89	– 0,11

II. — **Données relatives à la société-mère.**
(En milliers d'euros.)

	Juin (6 mois)	
	2002	2001
Chiffre d'affaires net	443	442
Résultat d'exploitation	–79	4
Résultat courant	1 152	– 786
Résultat net	981	– 854

III. — **Rapport d'activité.**

Activité du groupe.

Face à un marché morose, le compte de résultat à fin juin ne reflète pas encore l'assainissement important de la situation du groupe et le re-constitution d'une « base » solide qui place Augros Cosmetic Packaging en position optimale pour engranger des bénéfices dès les premiers signes de la reprise économique.

L'activité à fin juin 2002 se compare à un 1er semestre 2001 exceptionnel dont la vigueur a été cassée « net » par les événements de septembre. Depuis lors, les deux grands marchés du « packaging de luxe », l'Europe et les USA, sont en recul du fait de l'attentisme des donneurs d'ordre face à une demande de consommation faible et erratique.

Ce contexte a affecté le niveau d'activité de Augros Cosmetic Packaging qui a été pénalisé au cours des six premiers de 2002 par la poursuite des politiques de déstockage, la faiblesse des réassorts (due à la baisse des ventes tant via les circuits spécialisés que par le réseau hors taxes et, enfin, par le décalage sur les semestres à venir des grands contrats de développement (absence de lancements significatifs début 2002.

Présentation des comptes consolidés.

Résultat d'exploitation. — La baisse de 22 % des ventes consolidées sur les deux grands marchés du packaging du luxe explique à elle seule la dégradation du résultat d'exploitation, la filiale au Brésil ressortant à l'équilibre pour la période.

Augros Cosmetic Packaging a en effet poursuivi, avec succès, la mise en place de mesures permettant d'accroître sa productivité et d'abaisser son point mort. A volume d'activité égal à celui des six premiers de 2001, le groupe aurait affiché un résultat d'exploitation supérieur à 2 millions d'euros

Résultat financier. — Hors provision pour variation de charge, la forte amélioration du résultat financier s'explique par les efforts permanents de Augros Cosmetic Packaging pour réduire le montant et la charge de sa dette. En six mois, la dette nette est passée de plus de 24 M€ à 21,2 M€ et la charge financière a été diminuée de plus de 40 %. Cette politique sera poursuivie au second semestre avec la même intensité.

Résultat exceptionnel. — Au 30 juin, le groupe a passé pour près de 1,9 M€ d'écritures non récurrentes en résultat exceptionnel dont 0,4 million d'euros de provisions pour couvrir des actions d'optimisation industrielle et 1,5 million d'euros au titre d'amortissements accélérés.

CAF. — La CAF reste significativement positive et s'établit à la fin du semestre à + 0,82 M€. Elle a fortement contribué, avec l'amélioration du BFR liée au déstockage, au désendettement du groupe.

Frais de recherche et développement. — Il n'y a pas eu de dépenses de recherche et de développement comptabilisées sur le premier semestre 2002.

Présentation des comptes sociaux.

Le premier semestre 2002 a permis la réalisation d'un chiffre d'affaires H.T. de 0,443 M€.

Le résultat d'exploitation fait ressortir une perte de 0,080 M€.

Le résultat financier enregistre un profit de + 1,23 M€.

Le résultat courant avant impôt s'élève à 1,152 M€.

Perspective d'avenir.

Augros Cosmetic Packaging ne prévoit pas de reprise significative au cours du second semestre 2002, le chiffre d'affaires des derniers mois s'annonçant proche de celui du 1er semestre 2002. Cependant le groupe devrait afficher, pour cette période, un résultat d'exploitation à l'équilibre, une hausse de sa CAF, et une nouvelle réduction de sa dette. Pour 2003, le carnet de commande à fin septembre permet de sécuriser l'activité, du 1er semestre : Augros Cosmetic Packaging a remporté des contrats significatifs qui généreront un chiffre d'affaire développement important.

Enfin, l'ensemble des mesures destinées à abaisser son seuil de rentabilité place l'entreprise en position solide pour tirer profit des premiers signes de reprise économique.

IV. — **Attestation des commissaires aux comptes.**

En notre qualité de commissaires aux comptes et en application de l'article L. 232-7 du Code de commerce, nous avons procédé à :

— l'examen limité du tableau d'activité et de résultats présenté sous la forme de comptes intermédiaires consolidés de la société Augros Cosmetic Packaging, relatifs à la période allant du 1er janvier au 30 juin 2002, tels qu'ils sont joints au présent rapport ;

— la vérification des informations données dans le rapport semestriel.

Ces comptes intermédiaires consolidés ont été établis sous la responsabilité de votre directoire. Il nous appartient, sur la base de notre examen limité, d'exprimer notre conclusion sur ces comptes.

Nous avons effectué cet examen selon les normes professionnelles applicables en France : ces normes requièrent la mise en œuvre de diligences limitées conduisant à une assurance, moins élevée que celle résultant d'un audit, que les comptes intermédiaires consolidés ne comportent pas d'anomalies significatives. Un examen de cette nature ne comprend pas tous les contrôles propres à un audit, mais se limite à mettre en œuvre des procédures analytiques et à obtenir des dirigeants et de toute personne compétente les informations que nous avons estimées nécessaires.

Nous formulons une réserve sur le point suivant : le réexamen des conditions de constatation des actifs d'impôts différés se rapportant aux déficits fiscaux reportables de la société Augros Do Brasil, nous conduit à exprimer notre désaccord en raison du non-respect des critères définis par le règlement 99-02 du Comité de réglementation comptable, l'activation et la récupération de ces déficits reposant sur la réalisation de résultats futurs prévisionnels.

Au titre du premier semestre, le groupe Augros C.P. n'a pas comptabilisé d'actif d'impôt différé sur les filiales étrangères. En revanche, les actifs d'impôts différés comptabilisés au titre des exercices antérieurs s'élèvent à 965 759 € correspondant à l'actif d'impôt différé total de la filiale brésilienne du groupe au 30 juin 2002.

Sur la base de notre examen limité et sous cette réserve, nous n'avons pas relevé d'anomalies significatives de nature à remettre en cause la régularité et la sincérité des comptes intermédiaires consolidés, établis conformément aux règles et principes comptables applicables en France, et l'image fidèle qu'ils donnent du résultat des opérations du semestre ainsi que de la situation financière et du patrimoine de la société à la fin de ce semestre.

Nous avons également procédé, conformément aux normes professionnelles applicables en France, à la vérification des informations données dans le rapport semestriel commentant les comptes intermédiaires consolidés sur lesquels a porté notre examen limité.